SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 1)

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

AARON’S, INC.

(Exact name of Registrant as Specified in its Charter)

Georgia	58-0687630

(State or other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

309 E. Paces Ferry Road, N.E. Atlanta, Georgia	30305-2377

(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of Exchange on which Each class is registered

Common Stock, par value $0.50 per share	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: N/A (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2 Exhibits
SIGNATURES
EXHIBIT INDEX
EX-3.1
EX-3.2
EX-4.1

Item 1. Description of Registrant’s Securities to be Registered
     The Class A Common Stock, par value $0.50 per share (the “Class A Common Stock”), of Aaron’s, Inc., a Georgia corporation (the “Company”) was registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to a Registration Statement on Form 8-A initially filed by the Company on March 10, 1998.
     At the special meeting of shareholders held on December 7, 2010, the shareholders of the Company approved, among other things, a proposal to (i) amend and restate the Company’s Amended and Restated Articles of Incorporation to (a) effect a reclassification of each outstanding share of Common Stock, par value $0.50 per share (the “Nonvoting Common Stock”) into one share of Class A Common Stock (the “Class A Common Stock”) and to rename the Class A Common Stock as Common Stock (the “Common Stock”), (b) to eliminate certain obsolete provisions relating to the Company’s prior dual-class common stock structure, and (c) to amend the number of authorized shares to be 225,000,000 total shares of Common Stock (the aggregate of the number of authorized shares of Nonvoting Common Stock and Class A Common Stock prior to the approval of the Amended and Restated Articles of Incorporation) and (ii) to amend the Bylaws of the Company.
     This Form 8-A/A is filed for the purpose of updating and amending the description of the combined class now titled Common Stock, including renaming the Class A Common Stock as Common Stock.
     The following description assumes that the Company will take all steps necessary to cause the Company’s Amended and Restated Articles of Incorporation to become effective. The following descriptions of the terms of the Company’s Amended and Restated Articles of Incorporation and the Company’s Bylaws, as amended, below reflect the terms of those documents as they will be following the effectiveness of such documents.
General
     The Company’s authorized capital stock consists of 225,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, par value $1.00 per share (“Preferred Stock”), of which 80,641,408 shares of Common Stock are expected to be outstanding upon the reclassification (excluding shares to be issued upon exercise of outstanding options, or upon vesting of outstanding unvested restricted stock units), and no shares of Preferred Stock are expected to be outstanding.
Common Stock
     Voting. The shares of the combined class now titled Common Stock have one vote per share on all matters submitted to the Company’s shareholders, including the election of directors. In order for an action to be approved by the shareholders of the Company, the votes cast in favor of the action are required to exceed the votes cast opposing the action (other than the election of directors or other matters for which law, the Company’s Bylaws, as amended, or the Company’s Amended and Restated Articles of Incorporation prescribe a different vote).

     Dividends and Other Distributions. The holders of Common Stock are entitled to receive dividends and other distributions in cash, stock or property of the Company as and when declared by the board of directors of the Company out of legally available funds.
     Cumulative Voting; Preemptive Rights. The holders of Common Stock have no cumulative voting rights or preemptive rights enabling them to subscribe for or receive shares of any class of the Company’s stock or any other securities convertible into shares of any class of the Company’s stock.
     Other Rights. There are no conversion rights or redemption or sinking fund provisions for the shares of Common Stock.
Preferred Stock
     The Company’s board of directors may, without approval of the Company’s shareholders, from time to time authorize the issuance of Preferred Stock in one or more series for such consideration and, within certain limits, with such relative rights, powers, preferences and limitations as the Company’s board of directors may determine. Because the board of directors has the power to establish the preferences, powers and rights of each series of Preferred Stock, it may give to the holders of any such series preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock.
Certain Effects of Authorized but Unissued Shares
     The Company may issue additional shares of Common Stock or Preferred Stock without shareholder approval, subject to applicable listing standards of the New York Stock Exchange, for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee benefit plans. Although the board of directors has no present intention of doing so, it could issue Common Stock or Preferred Stock that could discourage an acquisition attempt or other transaction that some, or a majority, of the Company’s shareholders might believe to be in their best interest or in which the shareholders might receive a premium for their stock over market price.
Limitation on Directors’ Liability
     The Company’s Amended and Restated Articles of Incorporation eliminate, subject to exceptions under Georgia law, the liability of the Company’s directors to the Company or its shareholders for breach of any duty as a director, whether as a fiduciary or otherwise. Georgia law provides that no provision in the Company’s Amended and Restated Articles of Incorporation or Bylaws, as amended, shall eliminate or limit the liability of a director for:
•	any appropriation, in violation of the director’s duties, of any business opportunity of the Company;

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•	acts or omissions which involve intentional misconduct or a knowing violation of law;

•	unlawful corporate distributions; or

•	any transaction from which the director received an improper benefit.
     Liability for monetary damages remains unaffected by the Amended and Restated Articles of Incorporation if liability is based on any of these grounds. Liability for monetary damages for violation of federal securities laws also remains unaffected. This provision of the Amended and Restated Articles of Incorporation limits the remedies available to a shareholder dissatisfied with a board decision which is protected by this provision, and a shareholder’s only remedy in such a circumstance may be to bring a suit to prevent the board’s action. In many situations, this remedy may not be effective—for example, when shareholders are not aware of a transaction or an event until it is too late to prevent it. In these cases, the shareholders and the Company could be injured by a board decision and have no effective remedy.
Anti-Takeover Provisions in the Company’s Articles of Incorporation and Bylaws
     The Company’s Amended and Restated Articles of Incorporation and Bylaws, as amended, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other takeover proposals to negotiate with the Company’s board of directors rather than pursue non-negotiated takeover attempts. The following is a summary description of these provisions, and the Company refers you to its Amended and Restated Articles of Incorporation and Bylaws, as amended, for more information since their terms affect the rights of shareholders. The anti-takeover provisions include:
     Classified Board of Directors. The Company’s Bylaws, as amended, provide that the board of directors will be divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number, with the term of office of one class expiring each year.
     Removal of Directors. The Company’s Bylaws, as amended, provide that a director may be removed only for cause and upon the affirmative vote of the holders of a majority of the Company’s outstanding shares.
     Board Vacancies. Any vacancy created by any reason prior to the expiration of the class in which the vacancy occurs will be filled by a majority of the remaining directors, even if less than a quorum. A director elected to fill a vacancy will be elected for the unexpired term of his predecessor. If there are no directors in office, then vacancies will be filled through election by the shareholders of the Company.
     Advance Notice for Shareholder Proposals. The Company’s shareholders can submit shareholder proposals and nominate candidates for the board of directors if the shareholders follow the advance notice procedures described in the Company’s Bylaws, as amended. The notice must include:

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•	the shareholder proposal, as it will be proposed, in full text and in writing;

•	the purpose(s) for which the shareholder proposal is desired and the specific meeting at which such proposal is to be considered;

•	the name(s), address(es), and number of shares held of record by the shareholder(s) making such proposal (or owned beneficially and represented by a nominee certificate on file with the Company);

•	the number of shares that have been solicited with regard to the shareholder proposal and the number of shares the holders of which have agreed (in writing or otherwise) to vote in any specific fashion on said shareholder proposal; and

•	a written statement by such shareholder that they intend to continue ownership of such voting shares through the date of the meeting at which said shareholder proposal is proposed to be considered.
If the proposal relates solely to the nomination and election of directors, the following information must be provided with respect to each nominee:
•	name, address and principal present occupation;

•	to the knowledge of the shareholder who proposes to make such nomination, the total number of shares that may be voted for such proposed nominee;

•	the names and address of the shareholders who propose to make such nomination, and the number of shares of the Company owned by each of such shareholders; and

•	the following addition information with respect to each nominee: age, past employment, education, beneficial ownership of shares in the Company, past and present financial standing, criminal history, involvement in any past or pending litigation or administrative proceedings, relationship to and agreements with the shareholder(s) intending to make such nomination, past and present relationships or dealings with the Company or any of its subsidiaries, affiliates, directors, officers or agents, plans or ideas for managing the affairs of the Company, and any additional information relating to such person that would be required to be disclosed, or otherwise required, pursuant to Section 13 or 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), in connection with an acquisition of shares by such nominee or in connection with the solicitation of proxies by such nominee for his or her election as a director, regardless of the applicability of such provisions of the Exchange Act.

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     In addition, if the shareholder intends to solicit proxies from the Company’s shareholders, such shareholder shall notify the Company of this intent in accordance with Securities and Exchange Commission Rule 14a-4 and/or Rule 14a-8.
     In order to properly submit a shareholder proposal, the shareholder must submit a notice to the Company’s corporate secretary at least 120 calendar days before the first anniversary of the date that the Company’s proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders. However, if no annual meeting of shareholders was held in the previous year or if the date of the annual meeting of shareholders has been changed by more than 30 calendar days from the date contemplated at the time of the previous year’s proxy statement, the notice shall be received by the secretary at the Company’s principal executive offices not fewer than the later of (i) 150 calendar days prior to the date of the contemplated annual meeting or (ii) the date which is 10 calendar days after the date of the first public announcement or other notification to the shareholders of the date of the contemplated annual meeting.
     Shareholder proposals and director nominations that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting or making nominations for directors.
Transfer Agent
     Computershare Trust Company is the registrar and transfer agent for the Company’s Common Stock.
New York Stock Exchange
     The New York Stock Exchange has approved the listing of the Common Stock under the symbol “AAN”, subject to the official notice of issuance.
Item 2 Exhibits

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation of Aaron’s, Inc.
3.2	Bylaw Amendments of Aaron’s, Inc.
4.1	Specimen of Form of Stock Certificate Representing Shares of Common Stock of the Company, par value $0.50 per share

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

AARON’S, INC.
	By:	/s/ Gilbert L. Danielson
Gilbert L. Danielson
Date: December 10, 2010		Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation of Aaron’s, Inc.
3.2	Amended and Restated Bylaws of Aaron’s, Inc., as amended
4.1	Specimen of Form of Stock Certificate Representing Shares of Common Stock of the Company, par value $0.50 per share